09055387

SECU… …MMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-18361

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAMERON, MURPHY & SPANGLER, INC.**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**170 S. Oakland Avenue**
(No. and Street)

| **Pasadena** | **California** | **91101** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Henson & Company, CPA's, Inc.**
(Name - *if individual, state last, first, middle name*)

| **2045 Huntington Drive, Suite B** | **South Pasadena** | **California** | **91030** |
|---|---|---|---|
| (Address) | | (State) | (Zip Code) |

PROCESSED
FEB 25 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 17 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Donald R. Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cameron, Murphy & Spangler, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWEN JENKINS
COMM. # 1562671
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 22, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Henson & Company, CPA's, Inc.**
**2045 Huntington Drive, Suite B**
**South Pasadena, CA 91030**
**(626) 403-4410 Fax (626) 403-4411**

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Cameron, Murphy and Spangler, Inc.

We have audited the accompanying balance sheet of Cameron, Murphy and Spangler, Inc. at December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of December 31, 2008 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Henson & Company

South Pasadena, California
January 9, 2008

**CAMERON, MURPHY AND SPANGLER, INC.**
**BALANCE SHEET**

**December 31, 2008**

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 117,875 |
| Short term securities | 336,265 |
| Receivables from brokers and dealers | 26,813 |
| Investments | 101,489 |
| Prepaid expenses | 7,440 |
| Total current assets | 589,882 |
| Property and equipment: | |
| Furniture and fixtures | 183,398 |
| Automobile | 50,255 |
| Building | 314,743 |
| Land | 62,000 |
| Less accumulated depreciation | (410,337) |
| Net property and equipment | 200,059 |
| Note receivable from related party | 192,414 |
| Notes receivable from employees | 434,490 |
| Total assets | $ 1,416,845 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 10,121 |
| Total current liabilities | 10,121 |
| Shareholders' equity: | |
| Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding | 50,000 |
| Retained earnings | 1,671,724 |
| | 1,721,724 |
| Cost of 100 shares of common stock held by the Company | ( 315,000 ) |
| Total shareholders' equity | 1,406,724 |
| Total liabilities and shareholders' equity | $ 1,416,845 |

**See accompanying notes**

**CAMERON, MURPHY AND SPANGLER, INC.**
**STATEMENT OF OPERATIONS**

**Year ended December 31, 2008**

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | | $ 1,203,199 |
| Interest & dividends | | 83,853 |
| Rental income | | 13,350 |
| Loss on investments | | (546) |
| | | 1,299,856 |
| Expenses: | | |
| Officer salaries | $ 100,000 | |
| Commissions | 364,043 | |
| Office salaries | 105,400 | |
| Pension plan expense | 113,811 | |
| Consulting fees | 20,144 | |
| Telephone | 13,853 | |
| Employee benefits | 42,094 | |
| Office expenses | 41,598 | |
| Payroll taxes | 41,705 | |
| Insurance | 8,550 | |
| Depreciation and amortization | 23,910 | |
| Travel and entertainment | 50,385 | |
| Auto expenses | 43,878 | |
| Professional dues and associations | 24,236 | |
| Legal and professional | 27,095 | |
| Taxes, licenses and regulatory fees | 8,730 | |
| Other operating expenses | 63,705 | 1,093,137 |
| Net income | | $ 206,719 |

**See accompanying notes**

CAMERON, MURPHY SPANGLER
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2008

| | Common Stock | | Retained | Treasury | Total Shareholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Earnings | Stock | Equity |
| Balances at December 31, 2007 | 100 | $ 50,000 | $ 1,585,005 | (315,000) | $ 1,320,005 |
| Shareholder distributions | - | - | (120,000) | - | (120,000) |
| Net income | - | - | 206,719 | - | 206,719 |
| Balances at December 31, 2008 | 100 | $ 50,000 | $ 1,671,724 | $ (315,000) | $ 1,406,724 |

**See accompanying notes**

**CAMERON, MURPHY AND SPANGLER, INC.**
**STATEMENT OF CASH FLOWS**

**Year ended December 31, 2008**

| | |
|---|---|
| Cash flow from operating activities: | |
| Net income | $ 206,719 |
| Non cash items included in net income: | |
| Depreciation and amortization | 23,910 |
| Decrease in receivables from brokers and dealers | 14,647 |
| Increase in prepaid expenses | (7,440) |
| Decrease in short term securities | 242,622 |
| Decrease in accounts payable | (2,850) |
| Total cash provided by operations | 477,608 |
| Cash used by investing activities: | |
| Increase in notes receivable | (310,490) |
| Increase in investments | (101,490) |
| Net cash used by investing activities | (411,980) |
| Less distributions to shareholders | (120,000) |
| Net decrease in cash | (54,372) |
| Beginning cash balance | 172,247 |
| Ending cash balance | $ 117,875 |

**See accompanying notes**

## CAMERON, MURPHY AND SPANGLER, INC.
## NOTES TO FINANCIAL STATEMENTS

**December 31, 2008**

### 1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

**Basis of Presentation**

The Company was incorporated in California as a registered broker dealer as a member of the National Association of Securities Dealers. The Company executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

**Property and equipment**

Depreciation is provided using the straight line method over the estimated useful lives of the related assets as follows:

| | |
|---|---|
| Buildings and building improvements | 30 years |
| Furniture and fixtures | 5-7 years |

### 2. COMMITMENTS AND CONTINGENCIES

The Company is contingently liable to their clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

### 3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $580,766 which exceeded its requirement by $530,766.

A computation of reserve requirements and information relating to possession and control are not applicable to Cameron, Murphy and Spangler, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (B).

## 4. INCOME TAXES

The Company has elected S corporation status under the United States internal revenue code and as such, for federal and state income tax purposes, each shareholder reports his share of the Company's income or loss on his personal tax return. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

**CAMERON, MURPHY AND SPANGLER, INC.**
**COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1**

**December 31, 2008**

| | |
|---|---|
| CREDITS | |
| Shareholders' equity | $ 1,406,724 |
| | |
| DEBITS | |
| Non allowable assets: | |
| Petty cash | 200 |
| Net property and equipment | 200,059 |
| Haircuts on securities | 19,928 |
| Notes receivable | 626,904 |
| TOTAL DEBITS | 847,091 |
| NET CAPITAL | $ 559,633 |
| | |
| 6-2/3% of aggregate indebtedness in the amount of $1,126 or $50,000, whichever is greater | $ 50,000 |
| EXCESS NET CAPITAL | $ 509,633 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Accounts payable | $ 10,121 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 10,121 |
| | |
| Ratio of Aggregate Indebtedness to Net Capital | .018:1 |

See accompanying accountants' report

**CAMERON, MURPHY AND SPANGLER, INC.**
**RECONCILIATION OF NET CAPITAL**

**December 31, 2008**

| | |
|---|---|
| Net capital per FOCUS report, Part II | $ 559,633 |
| Audit adjustments: | - |
| Net Capital | $ 559,633 |

See accompanying accountants' report

# INDEPENDENT PUBLIC ACCOUNTANTS'

# SUPPLEMENTARY REPORT

# ON

# INTERNAL ACCOUNTING CONTROL

**Henson & Company, CPA's, Inc.**
**2045 Huntington Drive, Suite B**
**South Pasadena, CA 91030**
**(626) 403-4410 Fax (626) 403-4411**

Board of Directors
Cameron, Murphy & Spangler, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henson & Company

Henson & Co, CPA's, Inc
South Pasadena, California
February 5, 2008

END